11400 Tomahawk Creek Pkwy, Suite 340, Leawood, KS 66211

Phone: 1-(844) 272-8262   Fax: (913) 904-9641

www.aratana.com

January 11, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       Aratana Therapeutics, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 14, 2018 and Amended April 27, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2018

Filed November 2, 2018

File No. 001-35952

Ladies and Gentlemen:

We are writing in response to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) to Craig Tooman, the Company’s Chief Financial Officer, dated December 14, 2018, relating to the above-captioned Form 10-K for the fiscal year ended December 31, 2017, filed March 14, 2018 and amended April 27, 2018 (the “Form 10-K”), and the above-captioned Form 10-Q for the quarterly period ended September 30, 2018, filed November 2, 2018 (the “Form 10-Q”).  The numbered paragraph below sets forth the Staff’s comment in italics, followed by the Company’s response. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the relevant document.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to Consolidated Financial Statements (Unaudited)

Note 1: Summary of Significant Accounting Policies

Revenue from Contracts with Customers, page 8

1.In the first full paragraph on page 10 you disclose that if you are unable to reasonably estimate royalty revenue or if you do not have access to the information, you record royalty revenue when the information needed for a reliable estimate becomes available. Please tell us how this policy complies with the requirement in ASC 606-10-55-65 to reflect royalties upon the later of subsequent sale or the satisfaction of the performance obligation to which the royalty has been allocated. In your response, tell us when the information needed for a reliable estimate becomes available in comparison to the period of actual sale.

Response: The Company, as disclosed in Form 10-Q in Note 2, Revenue, under Licensing and Collaboration Revenue on page 12, generates licensing and collaboration revenue solely from the Elanco Collaboration, License, Development and Commercialization Agreement (as amended, the “Collaboration Agreement”) and Co-Promotion Agreement (collectively, the “Elanco Agreements”).  Pursuant to the Elanco Agreements, the Company licensed the intellectual property rights for GALLIPRANT to Elanco, and earns royalties based on sales of GALLIPRANT by Elanco. In accordance with ASC 606-10-55-65, the Company recognizes such royalty revenue as the underlying sales of GALLIPRANT are made by Elanco as there are no further performance obligations pertaining to the Elanco Agreements.

The information needed to record royalty revenues, when the underlying sales occur, is based on sales reporting data provided to the Company by Elanco. The sales reporting data has to date been available timely and the Company has recognized royalty revenues based on this information in the period in which the underlying sales occurred.

To further clarify our disclosures, starting with our Annual Report on Form 10-K for the year ended December 31, 2018 and in future filings, the Company plans to make the following changes. Below is the applicable disclosure from Note 1 of the Notes to the Company’s Consolidated Financial Statements included in the Form 10-Q, marked to show such proposed modified disclosure:

“Sales-based ~~royalties~~ royalty revenues recorded by the Company are based on the licensee’s or sub-licensee’s sales that occurred during the relevant period. To the extent the licensee’s or sub-licensee’s actual sales are not known at the time the Company reports its financial results, the Company estimates the amount of royalty revenue earned during the relevant period. Differences between actual and estimated royalty revenues, if any, are adjusted in the period in which they become known.~~, typically in the following quarter~~.  To date, royalty revenues reported by the Company have been based on actual sales information received by the Company, and no material adjustments have been made in subsequent periods. ~~If the Company is unable to reasonably estimate royalty revenue or does not have access to the information, then the Company records royalty revenue when the information needed for a reliable estimate becomes available.~~ Royalty revenue is included in licensing and collaboration revenue in the consolidated statements of operations.”

We hope the foregoing has been responsive to the Staff’s comment.  Please do not hesitate to contact me at 913-353-1002 with any questions regarding the foregoing.

Sincerely,

/s/ Craig Tooman
Craig Tooman

Chief Financial Officer
Aratana Therapeutics, Inc.

cc: (via e-mail)

Steven St. Peter, M.D., Aratana Therapeutics, Inc.

John C. Ayres, Esq., Aratana Therapeutics, Inc.

Peter N. Handrinos, Esq., Latham & Watkins LLP